Exhibit 4.1

IBM Credit LLC

Limited Liability Company Interests of IBM Credit LLC (IBM Credit or the company) registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)

Limited Liability Company Interests

IBM Credit, a Delaware limited liability company, is an indirect, wholly owned subsidiary of International Business Machines Corporation (IBM). All of the limited liability company interests in IBM Credit are owned by IBM GF International Holdings LLC, a Delaware limited liability company (the Member), which is also an indirect, wholly owned subsidiary of IBM. The company has no other class of equity securities issued and outstanding. The Member has no obligation to make any further payments for the purchase of limited liability company interests or contributions to the company solely by reason of its ownership of such interests (except as may otherwise be required by the Delaware Limited Liability Company Act (the DLLCA)). The following description contains a summary of some of the important provisions of the Limited Liability Company Interests, does not purport to be complete and is subject to and qualified in its entirety by reference to the certificate of formation, the certificate of conversion and the Limited Liability Company Agreement (the LLC Agreement) which are included as exhibits to this Form 10-K.

Distribution Rights

Under the DLLCA and the LLC Agreement, each interest holder is a member of IBM Credit and has the right to receive a share of IBM Credit’s profits and losses and to receive distributions of IBM Credit’s assets, if and when determined by the board of managers, and to participate in the distribution of IBM Credit’s assets in the event that IBM Credit is dissolved or liquidated.

Transfer Restrictions

The LLC Agreement provides that the Member may sell, assign, dispose of or otherwise transfer, pledge or encumber in whole or in part its membership interest in IBM Credit.

Voting Rights/Board of Managers

The LLC Agreement provides that the business affairs of IBM Credit shall be managed by a board of managers. The members of the board of managers are designated by the Member.

Additional or Substitute Members

The LLC Agreement provides that no substitute or additional membership interests may be created without the approval of the Member.

Liquidation Rights

Under the DLLCA and the LLC Agreement, in the event that IBM Credit is liquidated, dissolved, or wound up, after payment (or making provision for payment) of IBM Credit’s debts, liabilities and other obligations, membership interests are entitled to receive a share of the balance of IBM Credit’s remaining assets, if any, in accordance with the DLLCA.

Liability

The LLC Agreement provides that the Member is generally not liable for the obligations of IBM Credit, except as otherwise provided in the DLLCA.

Books and Records

Under the DLLCA, interest holders are entitled, on written demand and subject to certain limitations, to inspect IBM Credit’s books and records and are entitled to receive periodic financial information from IBM Credit, in each case, as provided in the DLLCA.